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SEC
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MAR 03 2008

Washington, DC
103

SECI 08029532 IISSION CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GH Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

492 June Rd.
(No. and Street)

Stamford	CT	06903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rolando Hermoso (203)653-2743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins LLP
(Name – *if individual, state last, first, middle name*)

One Stamford Landing	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 3/24

OATH OR AFFIRMATION

I, Rolando Hermoso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GH Group, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield } ss: Westport and State of Connecticut, this 20th day of February, 2008

Notary Public

CATHERINE E. KULIS
Notary Public, Connecticut
My Commission Expires Sept. 30, 2011

Signature

Chief Operating Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Accountants' Report on Internal Accounting Control

X (P) Notes to Financial Statements

GH Group, LLC

Financial Statements

December 31, 2007

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Members of
GH Group, LLC

We have audited the accompanying statement of financial condition of GH Group, LLC (the "Company") as of December 31, 2007 and the related statements of income, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GH Group, LLC at December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

February 25, 2008
Stamford, Connecticut

One Stamford Landing, Stamford, Connecticut 06902 203.323.2400 tel 203.967.8733 fax www.odmd.com

GH Group, LLC

Statement of Financial Condition

December 31, 2007

ASSETS		
Cash and cash equivalents	$	58,928
Prepaid expenses		166
Accounts receivable		3,840
Equipment, net of accumulated depreciation of $4,299		4,032
	$	66,966
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	9,480
Members' Equity		57,486
	$	66,966

See notes to financial statements

GH Group, LLC

Statement of Income

Year Ended December 31, 2007

INCOME	
Fee income	$ 277,500
Other income	85,809
Interest income	129
Total Income	363,438
EXPENSES	
Professional fees	14,282
Travel expenses	9,344
Rent	10,846
Office expenses	7,995
Depreciation	2,642
Other expenses	40,612
Total Expenses	85,721
Net Income	$ 277,717

See notes to financial statements

GH Group, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2007

	N. Gunther	R. Hermoso	Total
Members' Equity at January 1, 2007	$ 77,253	$ 78,816	$ 156,069
Net income	138,858	138,859	277,717
Distributions to members	(189,500)	(186,800)	(376,300)
Members' Equity at December 31, 2007	$ 26,611	$ 30,875	$ 57,486

See notes to financial statements

GH Group, LLC

Statement of Cash Flows

Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 277,717
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	2,612
Changes in operating assets and liabilities	
Prepaid expenses	75
Security deposits	3,600
Accounts receivable	46,416
Accounts payable and accrued expenses	(1,650)
Loss on disposal of equipment	988
Net Cash Provided by Operating Activities	329,758
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of equipment	(425)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(376,300)
Net Change in Cash and Cash Equivalents	(46,967)
CASH AND CASH EQUIVALENTS	
Beginning of year	105,895
End of year	$ 58,928
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ 185

See notes to financial statements

1. Organization

GH Group, LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission, and is currently a member of the Financial Industry Regulatory Authority, Inc. The Company is located in Fairfield County, Connecticut. As a limited liability company, the liability of the members is limited to the value of their membership interests.

2. Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with quality financial institutions. At times, cash balances may be in excess of balances insured by the FDIC. The Company's accounts receivable consists primarily of an amount due from Deutsche Bank AG New York, who is highly capitalized and a member of major securities exchanges.

Revenue Recognition

Investment advisory and consulting fees are accrued as earned. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Reimbursements for direct transaction-related expenses are netted against the expenses incurred, while reimbursements for indirect expenses are included in other income.

Equipment

Equipment is stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the life of the respective assets. The useful life of equipment ranges from 3 to 5 years.

2. Significant Accounting Policies *(continued)*

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes, and, accordingly, does not record a provision for income taxes. The individual members report their share of the Company's income or loss in their income tax returns.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, can not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of approximately $50,000 which was approximately $45,000 in excess of its minimum requirement of $5,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. Operating Lease

The Company leased its office space under an operating lease which expired in May, 2007. The lease was not renewed.

5. Risks and Uncertainties

The Company had an agreement with Deutsche Bank AG New York ("DB") (the "Agreement") to provide transaction consulting and advisory services for a fixed fee of $550,000 per year, plus reimbursement of certain expenses. In addition, the Agreement provided for variable transaction based fees; however, no transaction based fees were earned during the year ended December 31, 2007. Revenue from this Agreement accounted for substantially all of the Company's revenues for the year ended December 31, 2007. This Agreement was terminated on June 15, 2007.

As a result of the termination of the contract with DB, the Company no longer has a recurring source of fee income. The Company is reliant upon transaction based fees or new sources of other fee income. No transactions were completed, and no other revenue was generated by the Company subsequent to June 15, 2007; although uncompleted transactions were pending as of December 31, 2007. Management believes that, due to its limited operating expenses, the Company has sufficient capital to operate while it waits for pending or new transactions to be completed.

SUPPLEMENTAL SCHEDULE

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

GH Group, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Members' equity	$ 57,486
Deductions and/or charges	
Non-allowable assets	
Prepaid expenses	166
Accounts receivable	3,161
Equipment, net	4,032
	7,359
Net Capital Before Haircuts on Securities Position	50,127
Haircut on securities positions	-
Net Capital	50,127
Minimum capital requirements (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Excess Net Capital	$ 45,127
Aggregate indebtedness – total liabilities	$ 9,480
Ratio of aggregate indebtedness to net capital	.19 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2007.

See independent auditors' report

REPORT OF INDEPENDENT AUDITORS ON

INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

The Members of
GH Group, LLC

In planning and performing our audit of the financial statements of GH Group, LLC, (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Stamford Landing, Stamford, Connecticut 06902 203.323.2400 tel 203.967.8733 fax www.odmd.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

February 20, 2008
Stamford, Connecticut

END